Exhibit 99.1

FROM:	Kerzner International
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES SETTLEMENT WITH KERSAF

PARADISE ISLAND, The Bahamas, November 6, 2002 – Kerzner International Limited (NYSE: KZL) today announced that is has reached settlement on a number of outstanding matters with Kersaf Investments Limited, one of its existing shareholders. As previously announced in July 2001, the Company and Kersaf had agreed to restructure certain agreements which included, among other things, an obligation for Kersaf to sell at least 2,000,000 of the Company’s shares in a registered public offering, certain non-compete agreements, the continuation of an obligation of Kersaf to pay to Kerzner an annual payment of approximately $3 million (the “Contribution Payment”), and an agreement pursuant to which Kerzner was granted an interest in a proposed project in Port Ghalib, Egypt (the “Egypt Project”). In October 2001, the Company filed a lawsuit against Kersaf and certain related entities in New York alleging, among other things, that Kersaf had breached its non-compete obligation. Without admitting or denying any of the Company’s allegations, Kersaf and the Company have reached a Settlement Agreement that resolves all of these outstanding matters.

According to the Settlement Agreement:

1.	The date by which Kersaf is obligated to sell at least 2,000,000 shares of the Company in a registered public offering has been extended from October 31, 2002 to February 28, 2003.
2.	Kerzner has agreed to terminate all existing lawsuits related to Kersaf and release all parties from any claims related thereto.
3.	Kersaf's obligation to make the Contribution Payment shall be terminated effective December 1, 2002.
4.	Kerzner shall no longer have any interest in the Egypt Project.
5.	Kersaf shall pay to Kerzner $32 million plus interest from December 1, 2002, on the earlier of the date Kersaf completes the sale of the Company’s shares and December 31, 2003.

In addition, Kersaf has made a public announcement in South Africa regarding its intention to sell its shares in the Company, the relevant portion of which is attached.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In the luxury resort hotel business, the Company operates nine luxury resorts in The Bahamas, Mauritius, Dubai, the Maldives and Mexico, and has entered into a management and development agreement for a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

(Excerpts of Kersaf's Announcement in South Africa are attached.)

KERSAF INVESTMENTS LIMITED
EXCERPTS OF ANNOUNCEMENT IN SOUTH AFRICA
NOVEMBER 6, 2002

2.   THE PROPOSED DISPOSAL

2.1   Introduction

In terms of restructuring agreements concluded between the Group and KZL on 3 July 2001 (“the restructuring agreements”), the Group undertook to sell 2 000 000 KZL (formerly Sun International Hotels Limited) shares by 30 June 2002 (“the compulsory sale”). The compulsory sale date was initially extended to 30 October 2002 and a further extension to 28 February 2003 has now been agreed.

The Group now proposes to sell up to a maximum of 4 025 000 KZL shares indirectly owned by Kersaf and Kersaf intends convening a general meeting of its shareholders for the purpose of considering the ordinary resolution necessary to approve the proposed disposal.

2.2   Information on KZL

KZL is a leading developer and operator of premier casinos, resorts and luxury hotels and is listed on the New York Stock Exchange (“the NYSE”). KZL’s flagship destination is Atlantis, a 2 317 room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. KZL also developed the Mohegan Sun in Uncasville, Connecticut from which it receives certain revenues. Following the completion of a US$1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States of America (“United States”). In the luxury resort hotel business, KZL operates nine luxury resorts in the Bahamas, Mauritius, Dubai, the Maldives and Mexico, and has entered into a management and development agreement for a tenth property in the Maldives.

The closing market price of KZL shares on 5 November 2002 was US$21,75 per share (approximately R215 per KZL share). As at 5 November 2002, Kersaf effectively held 19.16% (5 230 677 shares) in KZL, at which date the value of its effective shareholding amounted to US$ 113,8 million (approximately R1 126 million).

2.3   Rationale for the proposed disposal

2.3.1   The compulsory sale

The Group is obliged, in terms of the compulsory sale, to sell at least 2 000 000 shares in KZL in terms of the public offering in the United States to be arranged by KZL on its behalf (“the public offering”). The shares will be registered for sale in a public offering with the United States Securities and Exchange Commission (“the SEC”).

2.3.2   Rationale for increasing the public offering

Investment bankers and potential underwriters to the proposed public offering in the United States have indicated that it would be advantageous to the Group to make available a higher number of KZL shares in the public offering than was envisaged in the compulsory sale. The higher number of shares should increase the interest of potential investors by improving liquidity in KZL shares on the NYSE and by removing a greater proportion of the potential overhang resulting from the Group’s stated intention of disposing of its holdings in KZL over time. Consequently, Kersaf proposes to increase the size of the public offering to include the sale of up to a maximum of 4 025 000 of Kersaf’s indirectly held KZL shares.

2.4   Proceeds from the proposed disposal

US$32 million of the proceeds from the proposed disposal will be utilised to discharge the Group’s obligations in terms of the KZL agreement. The balance will be utilised to settle certain other liabilities of the Group, to partly fund the SIML acquisition and to distribute excess funds to Kersaf. The Board of Kersaf will consider the distribution of excess cash to Kersaf shareholders. Such distribution will to a large extent be determined by the relative success of the public offering.

2.5   Number of KZL shares

The number of KZL shares to be disposed of by the Group will, depending on the interest shown in the shares by potential investors, be up to a maximum of 4 025 000 KZL shares which includes 525 000 KZL shares that may be required to be sold in the event that the underwriters exercise their overallotment option. The underwriters’ overallotment option is the mechanism that allows the underwriters of the public offering to provide price support for the shares. Typically, an overallotment option gives the underwriters the right to purchase up to an additional 15% of the shares to be sold to buyers in the public offering. The underwriters fill the additional allocation in the event that the price holds at or above the public sale price after pricing and allocation or alternatively is filled by shares acquired by the underwriters in the market in the event that the share price weakens after pricing and allocation.

The sale of the increased number of KZL shares will discharge the Group’s obligation in terms of the compulsory sale.

2.6   Kersaf shareholders approval

Although the compulsory sale in itself does not require approval from Kersaf shareholders, the sale of up to a maximum of 4 025 000 KZL shares will require the approval of Kersaf’s shareholders in terms of the Listings Requirements of the JSE Securities Exchange South Africa.

The pricing of the proposed disposal cannot be determined at this stage but will be determined after the shares have been registered with the SEC in discussion among the underwriters and Kersaf. Kersaf may withdraw from the proposed disposal if the public offering does not realise sufficient interest or realistic pricing. The Board of Kersaf will therefore request Kersaf shareholders to approve the proposed disposal and give the Board of Kersaf the authority to dispose of as many KZL shares as it deems appropriate, but limited to a maximum of 4 025 000, at the most favourable possible prices. In this regard the Board of Kersaf intends calling a general meeting of Kersaf shareholders to obtain the requisite approvals.

2.8   United States Securities Laws Legend

This announcement and the information contained herein is not an offer of the KZL shares for sale in the United States, and the KZL shares may not be offered or sold in the United States absent registration with the SEC or an exemption from registration. Any public offering of the KZL shares to be made in the United States will be made by means of a prospectus that may be obtained from KZL or Kersaf and will contain detailed additional information about KZL and its management as well as financial statements.